Exhibit 99.1

JD.com’s JD Finance Subsidiary Raises RMB6.65 Billion

BEIJING, January 16, 2016 — JD.com, Inc. (Nasdaq: JD), China’s largest online direct sales company, today announced the signing of a definitive share subscription agreement (“SPA”) for a RMB6.65 billion financing for its JD Finance subsidiary with lead investors including Sequoia Capital China, China Harvest Investments and China Taiping Insurance.

The financing values JD Finance at RMB46.65 billion on a fully-diluted, post-investment basis. Following the financing, JD.com will maintain majority ownership in JD Finance. The transaction is expected to be completed in the first half of 2016, subject to customary closing conditions.

“We are delighted to welcome Sequoia Capital China, China Harvest Investments, China Taiping Insurance among other investors as partners in our fast-growing JD Finance business,” said Richard Liu, CEO of JD.com. “JD Finance has become a leading industry player by leveraging JD.com’s e-commerce expertise and advantages in big data and technology to provide financial solutions to Chinese consumers, innovative start-ups and traditional enterprises. By partnering with top financial and start-up service institutions, we will be even better positioned to create China’s leading financial technology ecosystem.”

“Since its launch in 2013, JD Finance has built one of the most trusted financial technology platforms in China,” said Shengqiang Chen, CEO of JD Finance. “With our top risk management technology and the additional expertise from our investors and partners, we look forward to significantly expanding JD Finance’s service offerings and market reach.”

About JD.com, Inc.

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 196 warehouses in 46 cities, and in total 4,760 delivery stations and pickup stations in 2,266 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Media

Josh Gartner

Senior Director of International Communications

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com

Investor Relations

Ruiyu Li

Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com